UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Applied Molecular Transport, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03824M109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 03824M109

1.	Names of Reporting Persons. Randall Mrsny, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 96,089 (See Item 4(a) below)
	6.	Shared Voting Power 3,600,000 (See Item 4(a) below)
	7.	Sole Dispositive Power 96,089 (See Item 4(a) below)
	8.	Shared Dispositive Power 3,600,000 (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,696,089 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.46%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer:

Applied Molecular Transport Inc.

(b)	Address of Issuer’s Principal Executive Offices:

450 E Jamie Ct.

South San Francisco, CA 94080

Item 2.

(a)-(c)	Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

This Statement is filed by Randall Mrsny, Ph.D., c/o Applied Molecular Transport Inc., 450 E Jamie Ct., South San Francisco, CA 94080. Dr. Mrsny is a resident of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

03824M109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 3,696,089 shares which includes (i) 3,600,000 shares held by the Mrsny-Daugherty Living Trust for which Dr. Mrsny serves as co-trustee and exercises voting and investment control, (ii) 7,839 shares held directly by Dr. Mrsny and (iii) options to purchase an aggregate of 88,250 shares of common stock held by Dr. Mrsny that are exercisable within 60 days of December 31, 2022.

(b)

Percent of class: 9.46% (percentage ownership is calculated based on 38,943,097 shares of common stock outstanding as of October 31, 2022 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022) and assumes that the 88,250 shares of common stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)).

Page 3 of 5 pages

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 96,089 shares (See item 4(a) above).

(ii) Shared power to vote or to direct the vote: 3,600,000 shares (See item 4(a) above).

(iii) Sole power to dispose or to direct the disposition of: 96,089 shares (See item 4(a) above).

(iv) Shared power to dispose or to direct the disposition of: 3,600,000 shares (See item 4(a) above).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2023
Date

/s/ Randall Mrsny
Randall Mrsny

Page 5 of 5 pages